Exhibit 4.20

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2021, Telephone and Data Systems, Inc. (“TDS”) has three classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) our Common Stock; (2) our depositary shares, each representing a 1/1,000th interest in a share of 6.625% Series UU Cumulative Redeemable Perpetual Preferred Stock par value $0.01 and liquidation preference $25,000 per share; and (3) our depositary shares, each representing 1/1,000th interest in a share of 6.000% Series VV Cumulative Redeemable Perpetual Preferred Stock par value $0.01 and liquidation preference $25,000 per share.
Description of Common Stock
The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Restated Bylaws, as amended (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of Delaware General Corporation Law, as amended, for additional information.
Authorized Capital Shares
Our authorized capital shares consist of 265,000,000 shares of common stock, $0.01 par value per share (“Common Stock”), 25,000,000 shares of series A common stock, $0.01 par value per share (“Series A Stock”), 4,720,599 shares of undesignated stock, $0.01 par value per share (“Undesignated Stock”) and 279,401 shares of series preferred stock, $0.01 par value per share (“Preferred Stock”). The outstanding shares of our Common Stock are fully paid and nonassessable.
Voting Rights
In the election of directors, holders of Common Stock have one vote per share and vote in the election of 25% of the total number of directors for the TDS Board of Directors rounded up to the next whole number. The holders of Series A Stock elect the remaining directors.
In matters other than the election of directors, the per share voting power of the Common Stock varies and is calculated in accordance with Section B.9. of Article IV of the Certificate of Incorporation. In matters other than the election of directors, the per share voting power of the Series Stock is ten votes per share.
In addition, the TDS Voting Trust controls a majority of the voting power of TDS in matters other than the election of certain directors. In general, only the affirmative vote of the TDS Voting Trust will be required to amend the TDS Restated Certificate of Incorporation, approve the sale of substantially all of the assets of TDS, approve the dissolution of TDS or approve any other matter required to be voted on by shareholders, except as required under the TDS Restated Certificate of Incorporation or the Delaware General Corporation Law. Certain matters on which shareholders would vote could involve a divergence or the appearance of a divergence of the interests between the holders of classes of common stock. Holders of Common Stock would not have a class vote in such matters except as required by law.
The merger or consolidation of TDS requires the approval of a majority of the voting power of Common Stock and Series A Stock, each voting separately as a class.
In matter other than the election of directors, the aggregate voting percentage of Series A Stock cannot increase above approximately 56.7% and the percentage could decrease because of the conversion of Series A Stock to Common Stock.
Our Common Stock does not have cumulative voting rights.
Dividend Rights
Subject to the rights of holders of outstanding shares of Preferred Stock or Undesignated Stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends.
Liquidation Rights
Subject to any preferential rights of outstanding shares of Preferred Stock or Undesignated Stock, if any, holders of Common Stock and Series A Stock will share ratably in all assets legally available for distribution to our stockholders in the event of dissolution.

Other Rights and Preferences
Our Common Stock has no sinking fund provisions or preemptive, conversion or exchange rights.
Our Common Stock may be subject to redemption if, in the judgment of the Board such action is necessary to prevent the loss or secure the reinstatement of any license of franchise from any governmental agency held by TDS or any of its subsidiaries. The redemption price is the fair market value of such Common Stock as calculated in accordance with Section B.11. of Article IV of the Certificate of Incorporation.
Holders of Common Stock may act by written consent if shares representing not less than 90% of the voting power of the shares that would be necessary to authorize or take such action at a meeting at which all shares of capital stock of TDS entitled to vote thereon were present and voted.
Limitations on Rights of Holders of Common Stock - Preferred Stock and Undesignated Stock
The rights of holders of Common Stock may be materially limited or qualified by the rights of holders of Preferred Stock and Undesignated Stock that we may issue in the future.
The Board may, without further shareholder action, authorize the issuance of up to 4,720,599 of Undesignated Stock into common or preferred shares, in one or more classes or series, and to fix the designations, relative rights, preferences and limitations, including the dividend rate, redemption and sinking fund provisions, liquidation preferences, conversion rights and voting rights of each class or series.
Anti-Takeover Effects of Certain Provisions of Delaware Law
We are subject to the provisions of Section 203 of the Delaware General Corporation Law (“Delaware Section 203”). In general, the law prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date the person became an interested stockholder, unless:
•prior to such date, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares described in Delaware Section 203); or
•on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the “interested stockholder.”

Under Delaware Section 203, “Business combination” includes mergers, consolidations, asset sales and certain other transactions resulting in a financial benefit to a stockholder. An “interested stockholder” is defined generally as a person who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of a corporation’s voting stock. Our Certificate of Incorporation does not exclude us from the restrictions imposed under Delaware Section 203 and Delaware Section 203 could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.
Limitation of Liability
    Our Certificate of Incorporation provides that, to the full extent authorized by the Delaware General Corporation Law, directors of TDS will not be personally liable to the TDS or its shareholders for monetary damages for breach of fiduciary duty as a director.
Listing
The Common Stock is traded on The New York Stock Exchange under the trading symbol “TDS.”

Description of Outstanding Preferred Stock
The following description of our outstanding Preferred Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Certificate of Incorporation, our Bylaws, and our Certificate of Designations, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part. We encourage you to read our Certificate of Incorporation, our Bylaws, our Certificate of Designations and the applicable provisions of Delaware General Corporation Law, as amended, for additional information.

Outstanding Preferred Shares
We have outstanding 16,800 shares of 6.625% Series UU Cumulative Redeemable Perpetual Preferred Stock par value $0.01 and liquidation preference $25,000 per share (“Series UU Preferred Stock”) and 27,600 shares of 6.000% Series VV Cumulative Redeemable Perpetual Preferred Stock par value $0.01 and liquidation preference $25,000 per share (“Series VV Preferred Stock”). The shares are held by the Depositary, as described under “Description of Depositary Shares” below. Shares of Series UU Preferred Stock or Series VV Preferred Stock that are redeemed, purchased or otherwise acquired by us, or converted into another series of Preferred Stock, shall be cancelled and shall revert to authorized but unissued shares of Series UU Preferred Stock or Series VV Preferred Stock, respectively.
Dividends
Dividends on the Series UU Preferred Stock and Series VV Preferred Stock, when, as and if declared by the Board of Directors or any duly authorized committee of the Board of Directors, will be payable on the liquidation preference amount, on a cumulative basis, quarterly in arrears on March 31st, June 30th, September 30th and December 31st of each year. Dividends will be payable out of amounts legally available for the payment of dividends at the rate equal to 6.625% per share of the Series UU Preferred Stock and 6.000% per share of the Series VV Preferred Stock. Dividends will accumulate daily and be cumulative from, and including, the date of original issuance.
Dividends on the Series UU Preferred Stock and Series VV Preferred Stock will be cumulative (i) whether or not we have earnings, (ii) whether or not there are funds legally available for the payment of such dividends, (iii) whether or not such dividends are authorized or declared and (iv) whether or not any of our agreements prohibit the current payment of dividends, including any agreement relating to our indebtedness. Accordingly, if the Board of Directors does not declare a dividend on the Series UU Preferred Stock or Series VV Preferred Stock payable in respect of any dividend period before the related dividend payment date, such dividend shall accumulate and an amount equal to such accumulated dividend shall become payable out of funds legally available therefor upon liquidation.
During any dividend period, so long as any Series UU Preferred Stock or Series VV Preferred Stock remains outstanding, unless the full cumulative dividends have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside) on the Series UU Preferred Stock or Series VV Preferred Stock and any parity stock through the most recently completed dividend period for each such security:
•No dividend shall be paid or declared on our Common Stock or any other shares of junior stock; and
•No Common Stock or other junior stock shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than (a) purchases, redemptions or other acquisitions of shares of junior stock pursuant to any employment contract, dividend reinvestment and stock purchase plan, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors, consultants or advisors, (b) as a result of a reclassification of junior stock for or into other junior stock, (c) the exchange or conversion of one share of junior stock for or into another share of such junior stock, or (d) through the use of the proceeds of a substantially contemporaneous sale of junior stock) during a dividend period.
Ranking
Our Preferred Stock ranks senior to our Common Stock and junior to all of our existing and future indebtedness outstanding under our credit facilities and unsecured senior notes. The Series UU Preferred Stock ranks on parity with the Series VV Preferred Stock.
Liquidation Rights
Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of Series UU Preferred Stock and Series VV Preferred Stock are entitled to receive out of our assets legally available for distribution to stockholders, after satisfaction of all liabilities and obligations to our creditors, if any, and subject to the rights of holders of Senior Stock in respect of distributions upon liquidation, dissolution or winding-up of our affairs, and before any distribution of assets is made to or set aside for holders of common stock and any other junior stock, in full a liquidating distribution in the amount of $25,000 per share of Series UU Preferred Stock or Series VV Preferred Stock, plus all accumulated and unpaid dividends (whether or not declared).

Voting Rights
The holders of Series UU Preferred Stock and Series VV Preferred Stock have no voting rights, except with respect to certain amendments to the terms of the Series UU Preferred Stock or Series VV Preferred Stock, in the case of certain dividend nonpayments and as otherwise required by applicable law.
Other Rights and Preferences
Our Preferred Stock has no sinking fund provisions or preemptive, conversion or exchange rights.
Our Preferred Stock is perpetual and has no maturity date. Holders of the Preferred Stock will have no right to require the redemption or repurchase of the Preferred Stock.
We may, at our option, redeem the Series UU Preferred Stock (a) in whole or in part, on or after March 31, 2026 at a redemption price of $25,000 per share of Preferred Stock, or (b) in whole but not in part, any time prior to March 31, 2026, within 120 days after a credit rating downgrade as specified in the offering prospectus, at a redemption price of $25,500 per share of Preferred Stock, or (c) in whole or in part, within 120 days of the occurrence of a change in control as specified in the offering prospectus, at a redemption price of $25,000 per share of Preferred Stock, plus, in each case, all accumulated and unpaid dividends (whether or not declared) up to the redemption date.
We may, at our option, redeem the Series VV Preferred Stock (a) in whole or in part, on or after September 30, 2026 at a redemption price of $25,000 per share of Preferred Stock, or (b) in whole but not in part, any time prior to September 30, 2026, within 120 days after a credit rating downgrade as specified in the offering prospectus, at a redemption price of $25,500 per share of Preferred Stock, or (c) in whole or in part, within 120 days of the occurrence of a change in control as specified in the offering prospectus, at a redemption price of $25,000 per share of Preferred Stock, plus, in each case, all accumulated and unpaid dividends (whether or not declared) up to the redemption date.
Our Series UU Preferred Stock and Series VV Preferred Stock is convertible, at the option of the holder, to shares of our Common Stock upon a change of control as specified in the offering prospectus.
Listing
We do not intend to list the Series UU Preferred Stock or the Series VV Preferred Stock on any exchange or expect that there will be any separate public trading market for the Series UU Preferred Stock or the Series VV Preferred Stock except as represented by the Series UU Depositary Shares and Series VV Depositary Shares, defined below.
Description of Depositary Shares
The following description of the depositary shares representing an interest in the Series UU Preferred Stock (the “Series UU Depositary Shares”) and the depositary shares representing an interest in the Series VV Preferred Stock (the “Series VV Depositary Shares” and together with the Series UU Depositary Shares, the “Depositary Shares”) is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Depositary Agreements (as defined below), the forms of depositary receipts, which contain the terms and provisions of the Depositary Shares, the pertinent sections of our bylaws and the pertinent sections of the Certificates of Designations, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part.
General
Each Series UU Depositary Share represents a 1/1,000th interest in a share of Series UU Preferred Stock and each Series VV Depositary Share represents a 1/1,000th interest in a share of Series VV Preferred Stock and each is evidenced by a depositary receipt. The underlying shares of preferred stock are deposited with the depositary pursuant to depositary agreements among us, Computershare Trust Company, N.A., as depositary, and the holders from time to time of the depositary receipts (such agreements, the “Depositary Agreements”). Subject to the terms of the Depositary Agreements, each holder of a Depositary Share is entitled, through the depositary, in proportion to the applicable fraction of a share of the respective preferred stock represented by such Depositary Share, to all of the rights and preferences of the preferred stock represented thereby (including any dividend, liquidation, redemption and voting rights).
Dividend and Other Distributions
The Depositary will distribute any cash dividends or other cash distributions received in respect of the deposited Series UU Preferred Stock or Series VV Preferred Stock to the record holders of the Series UU Depositary Shares and Series VV Depositary Shares, respectively, in proportion to the number of the Depositary Shares held by each holder on the relevant record date. The Depositary will distribute any property received by it other than cash to the record holders of the Depositary Shares entitled to those distributions, unless it determines that a distribution cannot be made proportionally among those holders or that it is not feasible to make such distribution. In that event, the Depositary may, with our approval, sell such property received by it and distribute the net proceeds from the sale to the holders of the Depositary Shares entitled to such distribution in proportion to the number of the Depositary Shares they hold.

Redemption of the Depositary Shares
The Series UU Preferred Stock and Series VV Preferred Stock underlying the respective Depositary Shares are not subject to any mandatory redemption feature. If we redeem the Series UU Preferred Stock or Series VV Preferred Stock represented by the Series UU Depositary Shares or Series VV Depositary Shares, respectively, in whole or in part, a corresponding number of Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption of the Series UU Preferred Stock or Series VV Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to 1/1,000th of the redemption price per share payable with respect to the Series UU Preferred Stock or Series VV Preferred Stock, plus an amount equal to any dividends thereon that, pursuant to the provisions of the Certificate of Designations, are payable upon redemption. Whenever we redeem shares of the Series UU Preferred Stock or Series VV Preferred Stock held by the Depositary, the Depositary will redeem, as of the same redemption date, the number of the Depositary Shares representing shares of the Series UU Preferred Stock or Series VV Preferred Stock so redeemed.
In case of any redemption of less than all of the outstanding Depositary Shares, the Depositary Shares to be redeemed will be selected by the Depositary either pro rata, or by lot.
Conversion of Series UU Preferred Stock or Series VV Preferred Stock
Upon the occurrence of a change of control, each holder of Depositary Shares will have the right to direct the Depositary, on such holder’s behalf, to convert some or all of the shares of Series UU Preferred Stock or Series VV Preferred Stock underlying the Depositary Shares held by such holder into Common Shares as described above under “Description of Outstanding Preferred Stock – Other Rights and Preferences.”
Voting the Shares
Holders of the Depositary Shares representing an interest in either Series UU Preferred Stock or Series VV Preferred Stock will not have any voting rights, except for the limited voting rights described under “Description of Outstanding Preferred Stock – Voting Rights.”
Each record holder of Depositary Shares on the record date may instruct the Depositary to vote the amount of the Series UU Preferred Stock or Series VV Preferred Stock represented by the holder’s Depositary Shares. Although each Depositary Share is entitled to 1/1,000th of a vote, the Depositary can only vote whole shares of Series UU Preferred Stock or Series VV Preferred Stock.
Listing
The Series UU Depositary Shares and the Series VV Depositary Shares are traded on The New York Stock Exchange under the trading symbols “TDSPrU” and “TDSPrV,” respectively.
Form of the Depositary Shares
The Depositary Shares are issued in book-entry form through The Depositary Trust Company.
Depositary
Computershare Trust Company, N.A. is the Depositary for the Depositary Shares as of the original issue date.